Exhibit 99.2

משרד המשפטים
MINISTRY OF JUSTICE
وزارة العدل

רשות התאגידים
ISRAELI CORPORATIONS AUTHORITY
سلطة التنظيمات

רשם החברות והשותפויות
REGISTRAR OF COMPANIES AND PARTNERSHIPS
مسجل الشركات والشراكات

תעודת שינוי שם
CERTIFICATE OF CHANGE OF NAME

This is to certify that the company:

וזאת לתעודה כי החברה:

צ'ק קאפ בע"מ
CHECK-CAP LTD

Company Number: **514259811** :מספר חברה

Changed its name in Israel
according to Companies Laws in the State of Israel,
and beginning of **27th August 2026**
it will be called:

שינתה את שמה בישראל
לפי דיני החברות במדינת ישראל,
והחל מיום **27/08/2026, י"ד אלול התשפ"ו**
תיקרא בשם:

אמבודי איי אי בע"מ
MBODY AI LTD

Shuli Avni-Shoham, Adv.
Registrar of Companies
Head of the Israeli Corporations Authority

משרד המשפטים * רשם החברות והשותפויות *

שולי אבני-שוהם, עו"ד
רשמת החברות
ראש רשות התאגידים

Produced on 27th August 2026
At 17:18

To obtain a company information summary,
scan the barcode or click here

הופקה ביום 27/08/2026 י"ד אלול התשפ"ו
בשעה 17:18

להפקת נסח חברה - תמצית מידע על החברה,
יש לסרוק את הברקוד או ללחוץ כאן